[HUNTON & WILLIAMS LETTERHEAD]

March 8, 2006

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	First NLC Securitization, Inc.

Ladies and Gentlemen:

I have enclosed for filing a Registration Statement on Form S-3 on behalf of First NLC Securitization, Inc. It was based on Amendment No. 1 to a Registration Statement for a sister company (FBR Securitization Inc., Registration Statement No. 333-131005), with changes generally being limited to the name and identity of the Registrant, and the fact that this sponsor will be originating the mortgage loans being securitized. Blacklines can be provided upon request.

Sincerely,

/s/ Jack A. Molenkamp

Jack A. Molenkamp

Enclosure